One Financial Center Boston, MA 02111 617 542 6000 mintz.com

June 28, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Julie Sherman

Kevin Kuhar

Margaret Schwartz

Samuel Kluck

Re:	Nyxoah SA

Amendment No. 1 to Registration Statement on Form F-1

Filed June 25, 2021

File No. 333-257000

Ladies and Gentlemen:

This letter sets forth the response of Nyxoah SA (the “Company”) to the comment letter, dated June 25, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 publicly filed with the Commission on June 25, 2021. Concurrently, the Company is filing publicly an Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	Please revise the tax opinion to state clearly the material tax consequences and, if filing a short form, please revise the opinion and related disclosure in the prospectus to state clearly the opinion that the disclosure in the tax consequences section of the prospectus is the opinion of NautaDutilh BV/SRL or advise. Refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff's comment and has re-filed the revised tax opinion as Exhibit 8.1 to the Amendment.

2.	We note that both opinions indicate that counsel’s services shall be governed by its General Terms and Conditions, including a limitation of liability and a nomination of competent jurisdiction. Please tell us why such statement is both necessary and appropriate. In the alternative, please have counsel remove such statement from the opinions.

Response: The Company respectfully acknowledges the Staff’s comment.  The Company respectfully advises the Staff that the “General Terms and Conditions of NautaDutilh BV/SRL” (the “Terms and Conditions”) referenced in the legal opinions delivered by NautaDutilh BV/SRL, filed as Exhibits 5.1 and 8.1 to the Company’s registration statement on Form F-1, do not contain (i) any assumptions or qualifications that limit, qualify or otherwise impact the legal opinions expressed in each letter, (ii) any exclusion or carve out of the laws of the relevant jurisdiction for the legal opinions expressed in each letter, or (iii) any limitation on the ability of purchasers to rely on the legal opinions expressed in each letter.  As a result of the foregoing, the Company believes that the reference to the Terms and Conditions in the legal opinions delivered by NautaDutilh is appropriate and consistent with the requirements of Item 601 of Regulation S-K and Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).  The Terms and Conditions do contain the arrangements pursuant to which NautaDutilh is acting as counsel to the Company.  The Company believes that reference to the Terms and Conditions is necessary in order to make clear the arrangements pursuant to which NautaDutilh has been engaged by the Company.  For these reasons, the Company believes that the references to the Terms and Conditions in both legal opinion letters are appropriate and necessary.  The Company would also note that NautaDutilh has previously delivered legal opinion letters for other issuers that have been filed as Exhibits 5.1 and/or 8.1 to the registration statements of other issuers, each of which has contained the same language referencing the general terms and conditions of NautaDutilh.  Examples of such legal opinions delivered by NautaDutilh with reference to the firm’s Terms and Conditions include: Galapagos NV, Exhibit 5.1 and 8.1 opinions as to Belgian law (Form F-1/A, File No. 333-203435, filed May 12, 2015 and May 5, 2015, respectively); LAVA Therapeutics B.V., Exhibit 5.1 opinion as to Dutch law (Form F-1/A, File No. 333-253795, filed March 18, 2021); Pharvaris B.V., Exhibit 5.1 opinion as to Dutch law (Form F-1/A, File No. 333-252157, filed February 1, 2021); and Centogene N.V., Exhibit 5.1 opinion as to Dutch law (Form F-1/A, File No. 333-234177, filed October 28, 2019).

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ June 28, 2021 Page 2

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (617) 348-3050 or via e-mail at jrudy@mintz.com.

Very truly yours,

/s/ John Rudy
John Rudy

cc: Olivier Taelman, Chief Executive Officer and Executive Director (Nyxoah SA)